

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 14, 2018

Marshall Barber
Executive Vice President and Chief Financial Officer
Six Flags Entertainment Corp
924 Avenue J East
Grand Prairie TX 75050

> **Re: Six Flags Entertainment Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **File No. 001-13703**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2018**
> **File No. 001-13703**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2018**
> **File No. 001-13703**
> **Response Dated August 7, 2018**

Dear Mr. Barber:

We have reviewed your August 7, 2018 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 9, 2018 letter.

Form 10-Q for the Quarter Ended June 30, 2018

Notes to Condensed Consolidated Financial Statements
2. Revenue, page 14

1. We note from your response to our prior comment two that you have identified brand licensing, management services and design and development service as distinct promises within your contracts (i.e. long-form agreements). Please tell us the amount revenue

       recognized for each performance obligation related to your long-form agreements in each of the periods presented in your Form 10-K for the fiscal year ended December 31, 2017 and Form 10-Q for the quarter ended June 30, 2018 and whether such amounts are considered significant to your financial statements, both individually and in the aggregate, for each period presented. If revenue from your long-form agreements is not deemed material, please state so in your revenue footnote.

       You may contact Patrick Kuhn at (202) 551-3308 or Jean Yu at (202) 551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure